Exhibit 99.1

NICE Actimize Launches ARCHIVE-X, a Comprehensive Communications Archiving
and Records Management SaaS Solution

The new omni-channel enterprise cloud archive solution provides a single source for financial industry regulatory record keeping

Hoboken, N.J., March 5, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the launch of ARCHIVE-X, a cloud-based, all communications-in-one archiving and records management solution for financial services firms. NICE Actimize’s ARCHIVE-X provides buy-side, sell-side, and online trading platforms, as well as insurance and wealth management firms, with one solution that supports the regulatory requirements for communications archiving and records management. With ARCHIVE-X, firms can achieve more robust records lifecycle management and reduce compliance risk by archiving all communications securely in the NICE Compliance Cloud.

Because ARCHIVE-X is open and agnostic, it can capture any communications and related data the financial institution needs to store for regulatory or other purposes. It can ingest captured communications from NICE’s NTR-X compliance recording solution and other data sources. With the ability to store and manage more than one hundred different regulated employee communication types, ARCHIVE-X eliminates data silos and supports many existing communication platforms. ARCHIVE-X works directly with NICE Actimize’s SURVEIL-X surveillance solution or integrates with third-party solutions.

Among the communication types it may archive are email (Outlook 365) eComms (chat, IM,), voice, video, screenshare, SMS, social, document sharing, CRM, and more. Whether communications originate from the front or back office (via turrets or desktop phones), unified communications platforms (Microsoft Teams, Webex, Symphony, Zoom, RingCentral), chat platforms (Bloomberg, Reuters), or mobile phones, ARCHIVE-X manages all of them in one place.

“Communication archiving and retention remains a serious challenge. Global regulators have issued massive fines at record levels for failures by financial firms and their employees to maintain and preserve required communication records,” said Chris Wooten, Executive Vice President, NICE. “ARCHIVE-X can assist in managing this data securely and effectively while protecting both the institution and investors from recordkeeping lapses.”

NICE Actimize’s ARCHIVE-X also provides these additional benefits:
•	ARCHIVE-X provides the highest levels of security with advanced data encryption, WORM-compliant archiving, SOC-audited data centers, 24/7 monitoring for security threats, and more.
•
As a cloud-based SaaS (software as a service) solution, ARCHIVE-X offers flexibility, scalability, and cost-effectiveness. With an availability SLA of 99.99%, ARCHIVE-X is highly resilient and can scale to support archiving 6+ terabytes of data daily.

•
ARCHIVE-X makes data governance more manageable and failsafe because it controls retention limits for different communication types in one system, virtually eliminating the need to micromanage data retention in different systems.

Together with NICE Actimize’s industry-leading compliance solutions, NTR-X Compliance Recording and SURVEIL-X Holistic Conduct Surveillance, ARCHIVE-X completes the compliance trifecta to form Compliancentral, the world’s first and only holistic end-to-end communication and trade compliance solution platform. Compliancentral unifies communications capture, archiving, and surveillance into a robust cloud compliance platform, eliminating costly integrations and ensuring interoperability.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize,media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.